UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1. Name of the Registrant:

Turning Point Brands, Inc. [CIK: 1290677]

2. Name of Person Relying on Exemption:

Scott Klarquist

3. Address of Person Relying on the Exemption:

Available Upon Request

4. Written Material. The following written materials are attached:

Letter to Turning Point Shareholders.

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. The cost of this filing is being borne entirely by the filer.

PLEASE NOTE: I am NOT asking for your proxy card and cannot accept your proxy card. Please DO NOT send me your proxy card.

(Written materials follow)

Open Letter to Turning Point Brands (TPB) Shareholders :

April 23, 2024

Dear Fellow TPB Shareholders,

Reference is made to our company's 2024 Proxy Statement, dated March 22, 2024 (the "Proxy Statement"), in connection with the Annual Meeting of Shareholders scheduled to occur on May 1, 2024 at 11am EST. For the reasons set forth below, I strongly urge you to vote "AGAINST" Proposal 3 (Advisory Vote to Approve Named Executive Officer Compensation) :

1. Deficient Information Regarding TPB's Peer Group and Compensation Consultant : Page 21 of the Proxy Statement states that "Since 2023, the Compensation Committee utilizes the services of an independent compensation consultant [and that] the Compensation Committee works with its independent compensation consultant to create formal benchmarking against peers in determining executive compensation". ISSUE: There is no explanation that I can find in the Proxy Statement of what TPB's peer group consists of, nor is the identity of the compensation consultant disclosed. How can shareholders judge whether our company's executive remuneration scheme was properly benchmarked without this information? Is this not relevant information for shareholders?

2. Lack of Support for Executive Compensation At Last Year's Annual Meeting : Page 21 of the Proxy Statement discloses that "At the 2023 annual meeting, the Company's named executive officer compensation for 2023 was approved by 80% of the votes cast "for" the approval of 2023 named executive officer compensation." ISSUE: This level of shareholder support for TPB's executive compensation is far too low and represents a glaring red flag (most companies receive well over 90% support for such proposals). It does not appear from the Proxy Statement, however, that our company has done anything substantive to address shareholder concerns or even to communicate with TPB's owners to rectify the situation. (As an aside, in December 2023 I submitted a pro-shareholder Rule 14a-8 proposal to the company for inclusion in the proxy for this year's annual meeting, but the company's general counsel rejected this submission based on a legal technicality. As a consequence, TPB shareholders have no right to call a special meeting of stockholders should the need to do so arise.)

3. Lack of Performance Criteria for Annual Incentive Compensation : Pages 18-19 of the Proxy Statement, which discuss TPB's annual incentive compensation for its NEOs, states that "The incentive bonus compensation paid to the named executive officers in 2024 based on 2023 results was based upon final financial performance as assessed by the Board based upon our audited 2023 financial statements and such officer's individual performance in 2023". ISSUE: There is no disclosure of, nor discussion regarding, what financial metrics (if any) the compensation committee members used to make the foregoing determinations regarding the annual incentive compensation paid to TPB's NEOs for 2023. Does the compensation committee make such determinations in a vacuum? If not, TPB's true owners deserve an explanation as to how the decisions regarding 2023 bonus payments were reached and why these payment levels advance shareholder value.

4. Lack of TSR Test for Long-Term Executive Compensation: Page 19 of the Proxy Statement reveals that none of TPB's long-term compensation is subject to any total shareholder return (or TSR) test, which in my view is a best practice among public companies. ISSUE : Senior executives should only reap financial rewards if the shareholders do likewise; it should not be a "heads I win a lot, tails I don't lose that much" situation (as currently exists with TPB). Our company should institute a TSR threshold test going forward which would limit the payout on long-term incentive grants should TPB's TSR fall below a certain threshold versus peers during the respective measurement period.

POOR CAPITAL ALLOCATION RECORD: Shareholders should also note that our company has racked up $56 million in losses (over $3/share) over just the past three fiscal years from losses on investments and goodwill and intangible impairments (see page 91 of TPB annual report for 2023), which by my calculation is over 40% of the company's free cash flow and 55% of the company's net income for the 2021-2023 period. This is indicative of (A) a lack of proper supervision by our board of management's capital allocation decisions and/or (B) a deficiency on our board of capital allocation skills. Moreover, TPB's market capitalization has fallen from $965 million three years ago to just $485 million recently, nearly a 50% loss of value for shareholders. This abysmal record evidences that the company is far better off focusing on organic growth rather pursuing outside acquisitions. Once TPB's debt has been refinanced, our company should return its free cash via dividends and/or stock buybacks (note that TPB did not buy back any stock during 2023 despite a persistently low stock price) and swear off any further "empire-building" acquisitions.

STATEGIC ALTERNATIVES: Given the foregoing, one naturally questions whether Turning Point has the necessary scale to prosper as an independent public company, or whether we would be better off as part of the larger organization. I hereby call upon our board of directors to initiate a full strategic alternatives process for the company in the near future. TPB should proactively set up a data room and make information available to prospective acquirers willing to sign NDAs. Should the company fail to make substantive progress on this within the next six to nine months, shareholders should prepare to effect wholesale change to the composition of our board at TPB's 2025 annual meeting.

FELLOW TPB SHAREHOLDERS, TURNING POINT IS YOUR COMPANY! PLEASE MAKE YOUR VIEWS ON THE FOREGOING MADE TO TPB MANAGEMENT TODAY . IN ADDITION, PLEASE REMEMBER TO VOTE "AGAINST" PROPOSAL 3 (ADVISORY VOTE ON EXECUTIVE COMPENSATION) AT OUR ANNUAL MEETING ON MAY 1ST. IF YOU HAVE ALREADY VOTED IN FAVOR OF PROPOSAL 3, YOU CAN CHANGE YOUR VOTE AT ANY TIME PRIOR TO THE MEETING. THANK YOU!

Source:

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

info@sevencornerscapital.com

(646) 592-0498